                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             DXP ENTERPRISES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 233377-10-0
-------------------------------------------------------------------------------
                               (CUSIP Number)




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 Pages

  CUSIP NO. 233377 10 0               13 G                    Page 2 of 5 Pages
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              NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

1             David R. Little
              SS # ###-##-####

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)    [ ]
                                                                   (b)    [ ]

--------------------------------------------------------------------------------
3              SEC USE ONLY



--------------------------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

--------------------------------------------------------------------------------
                               5   SOLE VOTING POWER
        NUMBER OF                  478,450(1)

          SHARES               -------------------------------------------------
                               6   SHARED VOTING POWER
       BENEFICIALLY                81,689(2)

          OWNED                -------------------------------------------------
                               7   SOLE DISPOSITIVE POWER
         BY EACH                   478,450(1)

     REPORTING PERSON          -------------------------------------------------
                               8   SHARED DISPOSITIVE POWER
          WITH                     81,689(3)

--------------------------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,160,139(4)

--------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES
                                                                         [ ]

--------------------------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               21.8%(5)

--------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON

               IN

--------------------------------------------------------------------------------

Item 1(a)    NAME OF ISSUER:

             DXP Enterprises, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             580 Westlake Park Boulevard, Suite 1100
             Houston, Texas 77079

Item 2(a)    NAME OF PERSON FILING:

             David R. Little

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             580 Westlake Park Boulevard, Suite 1100
             Houston, Texas 77079

Item 2(c)    CITIZENSHIP:

             United States

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e)    CUSIP NUMBER:

             233377-10-0

Item 3       IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
             13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

             Not applicable.

Item 4       OWNERSHIP:

             (a)     AMOUNT BENEFICIALLY OWNED:

                     2,160,139(4)

             (b)     PERCENT OF CLASS:

                     21.8%(5)

             (c)     Sole power to vote or to direct the vote:                    478,450(1)
                     Shared power to vote or to direct the vote:                   81,689(2)
                     Sole power to dispose or to direct the disposition of:       478,450(1)
                     Shared power to dispose or to direct the disposition of:      81,689(3)





                               Page 3 of 5 Pages

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY
          THE PARENT HOLDING COMPANY:

          Not applicable.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 1    CERTIFICATION:

          Not applicable.





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
                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 12, 1998


                                          /s/ DAVID R. LITTLE
                                         --------------------------------------
                                                       David R. Little



(1) Does not include 1,600,000 shares of Common Stock that may be acquired pursuant to the exercise of a stock option held by the Reporting Person. The Reporting Person will have sole voting and dispositive power with respect to such shares upon exercise of the option. The option is exercisable in full at any time.

(2) Includes 81,689 shares of Common Stock that are held by the Issuer's Employee Stock Ownership Plan (the "Plan") for the Reporting Person's account.

(3) With respect to the 81,689 shares of Common Stock that are held by the Plan for the Reporting Person's account, such shares may be distributed, if the Reporting Person elects to receive his benefits accrued under the Plan in shares of Common Stock, upon the Reporting Person's separation from service with the Issuer, retirement, disability or death. Until such distribution, the Reporting Person will not exercise dispositive control over such shares.

(4) Includes 1,600,000 shares of Common Stock that may be acquired pursuant to a stock option held by the Reporting Person and 81,689 shares of Common Stock that are held by the Plan for the Reporting Person's account.

(5) Represents the percent of the aggregate number of outstanding shares of Common Stock of the Issuer, including shares of Common Stock issuable upon exercise of a stock option held by the Reporting Person.





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